As Filed with the Securities and Exchange Commission on November 7, 2008

Registration No. 333-   .

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM S-3
Registration Statement Under the Securities Act of 1933

_____

MGE ENERGY, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	**39-2040501**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

133 South Blair Street
Madison, Wisconsin 53703
(608) 252-7000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Terry A. Hanson, Vice President, Chief Financial Officer and Secretary
Jeffrey C. Newman, Vice President and Treasurer
MGE Energy, Inc.
133 South Blair Street
Madison, Wisconsin 53703
(608) 252-7000

(Name, address, including zip code, and telephone number, including area code, of agents for service)

_____

Copy to:
Richard W. Astle
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603

_____

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [X]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]
Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)
Smaller reporting company   [ ]

_____

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
Common Stock, par value $1 per share				$2,102.75

(1) An indeterminate number of shares of common stock to be offered at indeterminate prices is being registered.

(2) In reliance on and in accordance with Rules 456(b) and 457(r), the registrant is deferring payment of a portion of the registration fee. The registrant is paying a registration fee with respect to the offering of shares of its common stock under the prospectus included herein related to its Direct Stock Purchase and Dividend Reinvestment Plan, which was calculated as follows:

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (a)	Proposed Maximum Aggregate Offering Price (a)	Amount of Registration Fee(a)
Common Stock, par value $1 per share..	1,500,000 shares	$35.67	$53,505,000	$2,102.75

(a) The registration fee was calculated pursuant to Rule 457(c) based upon average of the high ($36.29) and low ($35.04) sales prices of the registrant's common stock as reported on the Nasdaq National Market on November 3, 2008.

EXPLANATORY NOTE

This registration statement contains the following prospectuses:

- a prospectus to be used in the offer and sale of shares of common stock pursuant to the Direct Stock Purchase and Dividend Reinvestment Plan; and

- a prospectus to be used in other offers and sales of shares of common stock.

The registrant plans to offer and sell, from time to time, an indeterminate amount of securities registered pursuant to this registration statement. Decisions as to the timing or size of any such offering will be made from time to time based on market conditions and other factors.



MGE ENERGY, INC.

Direct Stock Purchase and Dividend Reinvestment Plan

Common Stock $1 Par Value

_____

We hereby offer participation in our Direct Stock Purchase and Dividend Reinvestment Plan. The Plan is designed to provide investors with a convenient way to purchase shares of our common stock and to reinvest in our common stock all or a portion of the cash dividends paid on our common stock. We are offering up to 1,500,000 shares of our common stock under this prospectus.

Our common stock is quoted on the Nasdaq National Market® under the symbol "MGEE."

Investing in shares of our common stock involves risks. See "Risk Factors" on page 5 of this prospectus.

_____

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus relates to all shares acquired by participants under the Plan. Shares available under the Plan will be shares purchased on the open market by an independent agent selected by us, newly issued shares or treasury shares. All shares acquired by participants under the Plan are registered for sale pursuant to a registration statement that we filed with the Securities and Exchange Commission.

_____

The date of this prospectus is November 7, 2008.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. Under this shelf registration process, we may, from time to time, sell shares of our common stock pursuant to the Plan. All shares of our common stock sold under the Plan will be sold under that registration statement.

This prospectus provides you with a general description of the Plan. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. Please carefully read this prospectus, together with the registration statement, the exhibits thereto and the additional information regarding us, our business and the risks we face in our business and operations referred to in "Where You Can Find More Information," before making an investment decision.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus and the documents incorporated by reference herein is accurate only as of the dates such information is or was presented, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not offering the common stock pursuant to the Plan in any state where the offer is not permitted.

We utilize the services of a registered broker-dealer as necessary to effect securities transactions under the Plan.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to "MGE Energy," "we," "our" and "us" refer to MGE Energy, Inc., and its subsidiaries.

PRIVACY NOTICE

We collect nonpublic personal information about you from the following sources:

- Information we receive from you on your application or other forms;
- Information about your transactions with us or others; and
- Information we receive from a consumer reporting agency.

We will not disclose any nonpublic personal information about you to anyone, except as necessary to administer your account or as permitted by law. If you decide to close your account(s) or become an inactive Plan participant, we will adhere to the privacy policies and practices as described in this notice.

We restrict access to your personal and account information to those employees who need to know that information to provide products or services to you. MGE Energy applies physical, electronic and procedural safeguards to your nonpublic personal information.

SUMMARY OF THE PLAN

We have briefly described below some of the material features of our Direct Stock Purchase and Dividend Reinvestment Plan. As a summary, it may omit information that may be important to you. You should carefully read the entire description of the Plan contained in this prospectus under the heading "Description of the Plan" before you decide to participate in the Plan. References to Questions in the following description refer to Questions and answers appearing under "Description of the Plan."

Enrollment:	All registered shareholders, and any interested person or entity making an initial investment of at least $250, are eligible to participate in the Plan. Please see Questions 6 and 7 for more information.
Initial Investment:	If you do not own any of our common shares, you can participate in the Plan by making a direct initial investment with a cash payment of no less than $250. The minimum initial investment for custodial accounts for children is $50. We will waive the minimum initial investment requirement for Plan participants that sign up for investments of optional cash under the Plan of at least $25 per month via automatic cash bank account drafts for at least a 12-month period. Please see Question 15 for more information.
Optional Cash Investments:	Plan participants can buy additional shares of common stock by making optional cash payments of no less than $25 per payment and no more than $25,000 for each calendar quarter per account. We may permit optional cash investments in excess of the $25,000 quarterly maximum, in our sole discretion. Please see Questions 15, 16 and 17 for more information.
Reinvestment of Dividends:	Plan participants can reinvest in additional shares of common stock all or a portion of cash dividends paid on shares of our common stock registered in their names or on common stock credited to their Plan accounts. Please see Question 13 for more information.
Other Aspects of the Plan:	Plan participants may also: • receive cash dividends on any or all shares of common stock by check or electronic deposit to a designated account; • receive, upon request, certificates for whole shares of common stock credited to their Plan account; • sell common stock credited to their Plan account through the Plan, subject to an administrative fee as described herein; and • deposit certificates representing shares of common stock into the Plan for safekeeping.
Source of Shares:	Shares purchased under the Plan will be shares purchased on the open market by the independent agent, newly issued shares or treasury shares. Please see Question 10 for more information.

Purchase Price:	• *Purchases on the Open Market*: When shares are purchased on the open market, the price per share to participants will be the weighted average purchase price, including normal brokerage commissions, carried to four decimal places, of shares acquired on the open market by the independent agent.
	• *Purchases from MGE Energy*: When shares are purchased from authorized but unissued shares of common stock or from our treasury, the price per share of shares to participants will be the average of the quoted closing prices for our common stock as reported on the Nasdaq National Market for the period of five trading days ending on the investment date (or the period of five trading days immediately preceding the investment date if the Nasdaq National Market is closed on that date).
	Please see Question 12 for more information.
Administration:	We administer the Plan. Please see Question 5 for more information.
Fees and Expenses:	Normal brokerage commissions will be incurred for both purchases and sales of shares through the Plan. There are no administrative fees to purchase shares. When you sell shares through the Plan, an administrative fee of $10 per transaction will be charged. We may waive the $10 administrative fee, in our discretion, in connection with a complete Plan account termination. See Question 4 for more information.

Plan Assistance and Information

Information and assistance with respect to the Plan may be obtained:

- through our Web site at www.mgeenergy.com;

- by e-mailing our Shareholder Services at investor@mgeenergy.com;

- by writing to us at MGE Energy, Inc., MGE Energy Shareholder Services, Post Office Box 1231, Madison, WI 53701-1231; or

- by telephoning us at the appropriate toll-free number:

252-4744 (from Madison, Wisconsin)

1-800-356-6423 (within Continental U.S.)

Plan participants will receive a transaction statement following each quarter in which there have been transactions in their accounts. If you would like more current information concerning your Plan purchases or sales, please contact us using one of the methods described above.

A participant should include his or her name, address, account number and telephone number during business hours with all correspondence. Participants should notify us of any change in address.

MGE ENERGY, INC.

MGE Energy, Inc., a Wisconsin corporation incorporated in 2001, is the parent holding company of Madison Gas and Electric Company (MGE), a regulated public utility, as well as of nonregulated subsidiaries.

MGE is a Wisconsin public utility that generates and distributes electricity to nearly 136,000 customers throughout 250 square miles of Dane County, Wisconsin. MGE also purchases, transports and distributes natural gas to nearly 140,000 customers in 1,350 square miles of service territory in seven counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon. MGE has served the Madison area since 1896.

Our subsidiary MGE Power, LLC, has been formed to develop, acquire and own real estate and electric generating facilities. Together with the University of Wisconsin-Madison, MGE Power West Campus, LLC, a subsidiary of MGE Power, LLC, developed and built a natural gas-fired cogeneration plant to help meet the future needs of the University and MGE customers. The facility produces steam heat and chilled water air conditioning for the University and approximately 150 MW of electricity to meet demand in the Madison area. MGE Power Elm Road, LLC, a subsidiary of MGE Power, LLC, owns an undivided 8.33% ownership interest in each of two 615 MW coal-fired generating units being constructed in Oak Creek, Wisconsin. We will receive a total of 100 MW from the units – 50 MW from each unit.

Our other nonregulated subsidiaries include: MGE Construct LLC, which provides construction services for generating facilities; MGE Transco Investment LLC, which holds our investment interest in the American Transmission Company LLC; Central Wisconsin Development Corporation, which provides property-related services and financing to promote development in the MGE service area; and MAGAEL, LLC, which holds title to properties acquired for future utility plant expansion and nonutility property.

Our principal executive offices are located at 133 South Blair Street, Madison, Wisconsin 53703-1231, and our telephone number is (608) 252-7000. We also have a Web site located at www.mgeenergy.com.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the information under the heading "Risk Factors" in:

- any prospectus supplement relating to any common stock we are offering;

- our annual report on Form 10-K most recently filed with the SEC, which is incorporated by reference into this prospectus;

- our quarterly reports on Form 10-Q filed with the SEC after that annual report on Form 10-K, which are incorporated by reference into this prospectus; and

- any documents we file with the SEC after the date of this prospectus and which are deemed incorporated by reference into this prospectus.

USE OF PROCEEDS

We expect to use any net proceeds from the sale of newly issued shares of common stock or treasury shares pursuant to the Plan for general corporate purposes, including, among others:

- repayment of short-term debt;

- repurchase, retirement or refinancing of other securities;

- future acquisitions; and

- investments in subsidiaries.

We will not receive any additional funds from purchases of shares that are purchased on the open market for Plan participants.

DESCRIPTION OF THE PLAN

The following is a description of the Plan in a question and answer format.

PURPOSE

1.   What is the purpose of the Plan?

The purpose of the Plan is to provide participants a simple and convenient method of purchasing shares of our common stock through reinvestment of dividends and cash payments. A secondary purpose of the Plan is to provide us another method to raise additional capital for general corporate purposes through sales of newly issued shares of common stock under the Plan or through sales of shares of common stock held in our treasury.

ADVANTAGES AND DISADVANTAGES

2.   What are the advantages of the Plan?

- Persons and entities not presently owning shares of common stock may become shareholders by making an initial direct investment of no less than $250. However, the minimum initial investment for custodial accounts for children is $50. We will waive the minimum initial investment requirement for Plan participants that sign up for investments of optional cash under the Plan of at least $25 per month via automatic cash bank account drafts for at least a twelve-month period.

- Additional investments in common stock may be made by participants through optional cash payments for as little as $25 per payment, up to $25,000 per calendar quarter per account. You may request, and in our discretion we may approve, a waiver of the $25,000 maximum optional cash investment amount. See Questions 16 and 17 for details on how to request such a waiver.

- All or a portion of the dividends paid on common stock may be automatically reinvested in additional shares of common stock. See Question 9.

- Full investment of funds is possible under the Plan because the Plan permits fractional shares to be credited to participants' accounts. See Question 11.

- Our employees who participate in the Plan may arrange for optional cash payments to be made through payroll deductions. See Question 15.

- Shares purchased are credited to an account in the participant's name, and a statement is furnished quarterly, thereby providing a simplified method of record keeping. See Question 19.

- Participants may deposit common stock certificates into their Plan accounts for safekeeping, whether or not the common stock represented by those certificates was purchased through the Plan. This convenience is provided at no cost to the participant and eliminates the possibility of loss, inadvertent destruction, or theft of certificates. See Question 24.

- Participants may transfer shares held in their Plan account to another individual or entity at no cost. The normal transfer requirements will apply.

- Participants may receive cash dividends on any or all shares of common stock by check or electronic deposit to a designated account. See Questions 9 and 21.

3.   What are the disadvantages of the Plan?

- Participants have no control over the price at which shares are purchased or sold through the Plan or the timing of those purchases or sales. A participant bears the market risk associated with fluctuations in the price of our common stock pending the execution of a purchase or sale of shares for the participant's account. See Questions 12 and 26.

- No interest is paid on funds pending investment. See Question 14.

- Requests for issuance of certificates or the sale of shares from a Plan account (withdrawals) may be delayed during the dividend processing period. Requests for other changes in Plan participation may also be delayed during this period. See Question 26.

- We do not intend to offer a discount on purchases of common stock made through the Plan (either through dividend reinvestment or optional cash purchases), although we reserve the right to offer any such discount in the future.

- Without giving you prior notice, we may direct the independent agent to purchase shares of common stock to be sold under the Plan either directly from us or in the open market or in privately negotiated transactions with third parties.

COSTS

4.   Are there any expenses to participants under the Plan?

There are no expenses charged to participants when shares of common stock purchased under the Plan are newly issued or treasury shares, because shares are purchased from us and no brokerage commission is incurred. When common stock is purchased on the open market under the Plan, the price per share paid by the participant includes normal brokerage commissions incurred to acquire the shares. Because purchases are consolidated, a participant's proportionate share of brokerage commissions resulting from open market purchases should be lower than the commissions for individual purchases. Plan participants who sell shares through the Plan will incur normal brokerage commissions and an administrative fee of $10 per transaction (see Questions 12 and 26). In our discretion, we may waive the $10 sale transaction fee in connection with a complete Plan account termination.

Costs to administer the Plan will be paid by us, except that normal brokerage commissions incurred to purchase shares on the open market or to sell shares and the $10 sale transaction fee described above will be charged to participants.

ADMINISTRATION

5.   How will the Plan be administered?

We administer the Plan, performing only clerical and ministerial functions such as keeping a continuing record of participants' accounts, advising them of purchases and other transactions, and performing other duties relating to the Plan. We believe that our serving as administrator rather than a registered broker-dealer or a federally insured banking institution poses no material risks to participants because of the administrative nature of the functions we perform. Initial investments and optional cash investments will be deposited and held in a bank account separate from our general funds. Purchases of common stock for the accounts of participants will be registered in the name of the Plan nominee as custodian for participants in the Plan.

PARTICIPATION

6.   Who is eligible to participate?

All registered shareholders and any interested person or entity making an initial investment of at least $250 are eligible to participate in the Plan. The minimum initial investment for custodial accounts for children is $50. We will waive the minimum initial investment requirement for Plan participants that sign up for investments of optional cash under the Plan of at least $25 per month via automatic cash bank account drafts for at least a twelve-month period. Beneficial owners of common stock registered in others' names, such as brokers or bank trustees and nominees, who want to participate by reinvesting dividends paid on these shares may be required by their brokers or banks to withdraw their shares from the beneficial accounts and register the shares in their own names.

7.   How do eligible investors participate?

After receiving a prospectus, investors may join the Plan by completing an enrollment form and submitting it to us at MGE Energy, Inc., MGE Energy Shareholder Services, Post Office Box 1231, Madison, WI 53701-1231 (see Question 9). Enrollment forms may be obtained at any time by written request to us, by telephoning us at the appropriate toll-free number listed under the heading "Summary of the Plan – Plan Assistance and Information" in this prospectus, or by downloading the form from our Web site (www.mgeenergy.com). Investors making first-time purchases of common stock must submit the enrollment form with the initial investment to purchase common stock or arrange for the initial investment to be made through a payroll deduction or automatic cash bank account draft (see Questions 14 and 15). A person who is a current owner of common stock must complete an enrollment form which will be applied to his or her current common stock account. A person or persons who are making an initial investment must specify exactly how the shares to be purchased are to be registered.

8.   When may an eligible investor join the Plan?

Eligible investors may join the Plan at any time. Participation for reinvestment of dividends will commence with the next common stock cash dividend date (currently on or about March 15, June 15, September 15 and December 15) provided we receive, at least 15 days prior to that dividend date, a properly completed enrollment form. If the enrollment form is not received in time, participation through reinvestment of dividends will be delayed until the following dividend date.

Optional cash payments received by us prior to the close of business on the business day preceding the "investment date" (which, except as provided below, will be Tuesday of each week), and initial investments with a properly completed enrollment form received at least three business days prior to the investment date, will be invested weekly on the investment date. If a Tuesday is a holiday, the investment will occur on the next following business day. In addition, if an investment date falls within one week of a record date relating to a dividend payment, we reserve the right to modify the investment date. If we receive an unusually large amount of investments during any given week, those amounts may be invested over the next several investment dates, if necessary.

9.   What does an enrollment form authorize?

An enrollment form authorizes us in our capacity as administrator of the Plan to enroll participants under the following options:

- Legal name under which shares are to be registered:

  — *Individual or joint*—Joint accounts will be presumed to be joint tenants with right of survivorship unless otherwise indicated.

  — *Custodial*—A minor child is the beneficial owner of the account with an adult custodian managing the account until the minor comes of age as specified in the Uniform Gifts/Transfers to Minors Act in the minor's state of residence.

  — *Transfer on Death (TOD)*—The beneficiary of a TOD registration may be an individual or other entity. Only one beneficiary is allowed per TOD account.

  — *Trust*—Trust accounts are established in accordance with the provisions of a trust agreement.

- Method of dividend payments:

  — *Full dividend reinvestment*—Reinvest all dividends: dividends paid on shares held by the participant, dividends on shares held in the participant's Plan account, and any initial investment and optional cash payments will be invested in common stock and credited to the participant's Plan account.

  — *Partial dividend reinvestment*—Reinvest a portion of dividends: a participant may request cash dividends on a designated percentage of shares held in the participant's Plan account, as indicated by the participant on the enrollment form. Dividends paid on remaining shares and any optional cash payments will be invested in common stock and credited to the participant's Plan account.

  — *No dividend reinvestment*—Pay all cash dividends: receive all cash dividends on shares held by the participant and in the participant's Plan account. Participants may purchase shares through the Plan with an initial investment and optional cash payments.

- *Dividend deposit*—Participants receiving cash dividends may elect to have funds deposited electronically in their checking or savings account.

- *Cash withdrawal for stock purchases*—Participants may elect to make subsequent payments for stock purchases via automatic withdrawal from their checking or savings account.

- *Certificate safekeeping*—Existing shareholders may deposit any MGE Energy stock certificates they are holding into their accounts for safekeeping (see Question 24).

- *Telephone transactions*—Participants may authorize us to take certificate issuance or sell orders by telephone. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include personal identification via taxpayer identification number, account number and address of record.

- The enrollment form incorporates an IRS Substitute Form W-9 with which the participant can certify that the taxpayer identification number shown on the enrollment form is correct and that the participant is not subject to backup withholding.

- The enrollment form also acknowledges the participant's receipt of this prospectus and acceptance of participation subject to the terms and conditions of the Plan as described in this prospectus.

If we receive an incomplete enrollment form, we will return the enrollment form and any payment for stock purchase to the participant.

SOURCE OF SHARES AND USE OF PROCEEDS

10.   What is the source of and use of proceeds from common stock purchased under the Plan?

Shares purchased under the Plan will be shares purchased on the open market by the independent agent, newly issued shares or treasury shares. If shares purchased under the Plan are purchased on the open market, we will not receive any additional funds from those purchases. If shares purchased under the Plan are newly issued or treasury shares, we will receive additional funds from those purchases to be used for general corporate purposes as described under "Use of Proceeds" in this prospectus.

PURCHASES

11.   How many shares of common stock will be purchased for participants?

The number of shares to be purchased depends on the amount of a participant's payment, dividend, or a combination thereof, and the price of the shares. Each participant's account will be credited with that number of shares, including fractions computed to four decimal places, equal to the total amount invested divided by the purchase price.

12.   What will be the price of shares of common stock purchased under the Plan?

When shares are purchased on the open market, the price per share to participants will be the weighted average purchase price, including normal brokerage commissions, carried to four decimal places, of shares acquired on the open market by the independent agent. Because purchases are consolidated, a participant's proportionate share of brokerage commissions resulting from open market purchases should be lower than the commissions for individual purchases. The agent is a securities broker-dealer registered under the Securities Exchange Act of 1934, as amended, who is a market maker in our common stock and will purchase shares of our common stock as agent for the participants in the Plan. The purchases will be made in over-the-counter market purchases or negotiated transactions on terms determined by the agent.

When shares are purchased from authorized but unissued shares of common stock or from our treasury, the price per share of shares to participants will be the average of the quoted closing prices for our common stock as reported on the Nasdaq National Market for the period of five trading days ending on the investment date (or the period of five trading days immediately preceding the investment date if the Nasdaq National Market is closed on that date). In each case, the price will be calculated to four decimal places.

There are no administrative fees to purchase shares through the Plan.

13.   When will dividend funds be reinvested?

If a participant elects to have dividends on any designated shares registered in the name of the participant or dividends on common stock held in the Plan account of the participant reinvested in our common stock, we will reinvest those funds in our common stock promptly following each dividend date (see Question 8). Dividends that are not reinvested within 30 days of the dividend date will be paid to the shareholder. For administrative purposes, the actual crediting of the common stock to a participant's account and the purchase of shares through the Plan may take place several days after each dividend date.

For a description of the dividend rights pertaining to our common stock, see "Description of Common Stock—Dividend Rights" in this prospectus.

INITIAL INVESTMENTS AND OPTIONAL CASH PAYMENTS

14.   When must the initial investments and optional cash payments be made?

Initial investments must be received with a properly completed enrollment form at least three business days prior to the investment date (see Question 8 for definition of investment date), and optional cash investments must be received prior to the close of business on the business day preceding the investment date. On each investment date, we will invest any optional cash payments and initial investments that have been timely received in common stock for the account of the participant. However, if we receive an unusually large amount of investments during any given week, those amounts may be invested over the next several investment dates, if necessary. If a payment is received too late for an investment date, we will hold the payment until the next investment date. Only participants who have properly completed and returned an enrollment form as provided in Questions 7, 8 and 9 are eligible to make an initial investment and optional cash payments.

A participant may withdraw an initial investment or optional cash payment by notifying MGE Energy Shareholder Services in writing prior to the close of business on the business day preceding an investment date. Any withdrawn amount will be returned as promptly as practicable without interest.

No interest will be paid on initial investments and optional cash payments held by us pending investment. Participants are requested not to send cash.

15.   How are initial investments and optional cash payments made?

Participants may make initial investments of not less than $250, and optional cash payments of not less than $25 per payment nor more than $25,000 for each calendar quarter per account. The minimum initial investment for custodial accounts for children is $50. We will waive the minimum initial investment requirement for Plan participants that sign up for investments of optional cash under the Plan of at least $25 per month via automatic cash bank account drafts for at least a twelve-month period. When enrolling in the Plan, an initial investment and optional cash payment may be made by the participant by completing an enrollment form and enclosing therewith a check or money order payable to the order of MGE Energy, Inc. or by authorizing an automatic cash bank account draft. Thereafter, optional cash payments may be made through the use of the remittance form for optional cash payments sent by us to participants or by authorizing an automatic cash bank account draft. Pending investment, we will hold all initial investments and optional cash payments in a bank account separate from our general funds.

You may request, and in our discretion we may approve, a waiver permitting you to make optional cash investments in excess of the $25,000 per calendar quarter limit. Optional cash investments made pursuant to a Request for Waiver will be applied to the purchase of shares of common stock as soon as practicable on or after the applicable investment date. See Questions 16 and 17 for more information.

It is recommended that all payments be made so as to reach us at least five business days prior to the investment date. Each payment by a participant must be made by check or money order payable to the order of MGE Energy, Inc. and the same amount of money need not be sent each time, subject to the minimum and maximum payment levels. In addition, participants can sign up for investments of optional cash under the Plan via automatic cash bank account drafts. There is no obligation to make optional cash payments.

Our employees and employees of any of our subsidiaries participating in the Plan may arrange for an initial investment or optional cash payments to be made through payroll deductions. The $250 minimum payment requirement for initial investments and the $25 minimum payment requirement for optional cash payments will not apply to payments made through payroll deductions. Application forms for employee payroll deductions and automatic cash bank account drafts are available from MGE Energy Shareholder Services. Commencement, revision, or termination of payroll deductions and automatic cash bank account drafts will become effective as soon as practicable after receipt of the request.

16.   How do I make a Request for Waiver in order to make an optional cash purchase over the maximum quarterly amount of $25,000?

Optional cash purchases in excess of $25,000 per quarter may only be made pursuant to a Request for Waiver accepted by us, at a price or method determined in our sole discretion, including the establishment of a minimum price, as more fully described below. If you wish to make an optional cash purchase in excess of $25,000 during any calendar quarter, you must obtain our prior written approval.

To obtain approval, you should request a "Request for Waiver" form by contacting the MGE Energy Shareholder Services at (800) 356-6423. Completed Request for Waiver forms may be sent to us via facsimile at (608) 252-7098, may be mailed to us at MGE Energy, Inc., MGE Energy Shareholder Services, Post Office Box 1231, Madison, WI 53701-1231 or can be delivered to us in person at 133 South Blair Street, Madison, Wisconsin 53703. **We have sole discretion to grant any approval for optional cash purchases in excess of the allowable maximum amount.** If we approve your request, we will notify you via return facsimile. You must send the authorized amount to us per written instructions in the Request for Waiver form. In deciding whether to approve a Request for Waiver, we will consider relevant factors including, but not limited to:

- whether the Plan is then acquiring newly issued shares directly from us or acquiring shares in the open market;
- our need for additional funds;
- the attractiveness of obtaining additional funds through the sale of common stock as compared to other sources of funds;
- the purchase price likely to apply to any sale of common stock;
- the identity of the shareholder submitting the request;
- the extent and nature of the shareholder's prior participation in the Plan;
- the number of shares of common stock held of record by the shareholder; and
- the aggregate number of optional cash purchases in excess of $25,000 for which Requests for Waiver have been submitted by all shareholders.

If Requests for Waiver are submitted for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro-rata or by any other method that we determine to be appropriate in our sole discretion. If you do not receive a response from us in connection with your Request for Waiver, you should assume that we have denied your request.

17.   What additional provisions apply to optional cash purchases made pursuant to a Request for Waiver?

If we decide to accept a Request for Waiver, the price of shares of common stock to be purchased under the Plan may, in our discretion, be determined by use of a pricing period of no less than one, but no more than ten, trading days commencing on a date mutually agreed upon by us and the investor (the "Pricing Period"). If we use a Pricing Period, the per share price will be equal to the average closing sales prices during the Pricing Period, computed up to 4 decimal places, if necessary, of our common stock as reported on the Nasdaq National Market for each trading day during the Pricing Period. If we do not use a Pricing Period, the price per share will be determined as described in Question 12.

Optional cash payments made pursuant to an approved Request for Waiver for which we do not use a Pricing Period will be invested as soon as practicable following our receipt of those funds, commencing with the next investment date. For optional cash payments made pursuant to a Request for Waiver for which we use a Pricing Period, those funds will be applied to the purchase of shares of common stock as soon as practicable, commencing on or after the next business day following the last day of the Pricing Period.

Waiver Discount. We may, at our sole discretion, grant a discount on the purchase of shares of common stock under the Plan to any person who purchases in excess of $25,000 of common stock in any calendar quarter pursuant to an approved Request for Waiver. The discount may be between 0% and 3%, inclusive, of the market price of the common stock. We will determine whether to set a waiver discount, and, if so, its amount, at least three business days before the first day of the Pricing Period. We do not presently intend to offer such a discount, and we cannot guarantee that we ever will do so. The waiver discount, if any, will not be available for optional cash investments that do not exceed $25,000 and are not made pursuant to an approved Request for Waiver.

18. What happens if a check is returned unpaid by a participant's financial institution?

In the event that any check is returned unpaid for any reason and we are unable to collect funds from the participant, we will consider the request for investment of those funds null and void. The participant will be asked to reimburse us for any fee charged by our financial institution as a result of the returned check. We will remove from the participant's account any shares purchased upon the prior credit of those funds. Those shares may be sold to satisfy any uncollected amount. If the net proceeds of a sale are insufficient to satisfy the balance of the uncollected amount, additional shares may be sold from the participant's account as necessary to satisfy the uncollected balance.

REPORTS TO PARTICIPANTS

19. What kind of reports will be sent to participants in the Plan?

Statements of account will be issued quarterly to all participants who had transactions in their accounts during the previous quarter. Quarterly statements of account are cumulative, showing activity for all three months of the quarter and calendar year to date. If you would like to receive more current information concerning your Plan purchases or sales, please contact us using one of the methods listed under the heading "Summary of the Plan -- Plan Assistance and Information" in this prospectus. *Account statements are the participant's continuing record of purchases and should be retained for income tax purposes*. The final statement of the calendar year will indicate the total dividends credited to the participant's Plan account for the year, and a Form 1099-DIV will be issued to each participant for use in reporting dividends received for income tax purposes. For participants who are not making optional cash payments or reinvesting dividends but have shares held in the Plan, information regarding share balances and year-to-date dividends will accompany their dividend check or deposit advice.

20. What other communications will participants receive from us?

Each participant will receive the same communications as every other shareholder of record. These communications include quarterly reports, the annual report, the notice of annual meeting of shareholders and the proxy statement, proxy, and income tax information, including 1099 forms for reporting dividends and sale proceeds received by the participant. See Question 30 regarding voting of proxies.

DIVIDENDS ON FRACTIONS OF SHARES

21. Will participants be paid or credited with dividends on fractions of shares?

Yes.

CERTIFICATES FOR SHARES

22. Will certificates be issued for the common stock purchased?

Normally, certificates for common stock purchased under the Plan will not be issued to participants. Instead, the common stock purchased for each participant will be credited electronically to the participant's Plan account and will be shown on the participant's statement of account. This convenience protects against loss, theft, or destruction of common stock certificates. See Question 19 regarding issuance of statements of account.

Certificates for any number of whole shares credited to an account under the Plan will be issued in the participant's name upon the written request of a participant. A participant must furnish separate instructions to us each time the issuance of certificates is desired. Requests should be mailed to us at MGE Energy, Inc., MGE Energy Shareholder Services, Post Office Box 1231, Madison, WI 53701-1231. Requests for certificates will be handled without charge to participants, but participants are restricted to one request per quarter.

Certificates for fractions of shares will not be issued to a participant under any circumstances. See Questions 25 and 26 regarding withdrawal of fractional shares from the Plan.

Common stock credited to the account of a participant under the Plan may not be pledged. A participant who wishes to pledge common stock must request that certificates for the common stock be issued in his or her name.

23. In whose name will certificates be registered when issued?

Accounts in the Plan will be maintained in a participant's name as shown on our shareholder records. Certificates for whole shares will be similarly registered when issued.

Upon written request, certificates can also be registered and issued in names other than that of a participant, subject to compliance with any applicable laws and to payment by the participant of any applicable taxes and provided that the request, in proper form, bears the signature of the participant and the signature is guaranteed by an eligible financial institution acceptable to our transfer agent.

SAFEKEEPING OF CERTIFICATES

24. Can certificates be sent to us for safekeeping?

Participants who wish to have us hold their certificated shares in safekeeping may send the certificate(s) to us for deposit to a Plan account in the participant's name. Send the certificate, **unsigned**, with an enrollment form to us at MGE Energy, Inc., MGE Energy Shareholder Services, Post Office Box 1231, Madison, WI 53701-1231. Enrollment forms may be obtained at any time by writing to us, telephoning us at the appropriate toll-free number listed under the heading "Summary of the Plan – Plan Assistance and Information" in this prospectus, or downloading the form from our Web site www.mgeenergy.com. It is recommended the certificate(s) be sent by registered or certified mail, return receipt requested. Participants bear all risk of loss in sending certificates to us for safekeeping. Certificates received for safekeeping will be canceled and registered in the name of a nominee as custodian for participants in the Plan. Participants using safekeeping services **must** advise us as to their choice of dividend payment options by indicating their choice on the enrollment form under "Participation."

WITHDRAWAL

25. What are the options for withdrawal of common stock from the Plan?

When a participant withdraws all or a portion of his or her common stock from the Plan, the participant has five options. A participant may elect:

- to have a certificate issued for all of the whole shares credited to the participant's Plan account and receive a cash payment for any fraction of a share;

- to have us sell all of the participant's Plan shares and receive a check for the proceeds;

- to have a certificate issued for a specified number of whole shares to be withdrawn from the Plan, leaving the remaining shares in the Plan; or

- to have us sell a specified number of Plan shares and receive a check for the proceeds, leaving the remaining shares in the Plan.

26. When and how may participants withdraw all or a portion of their common stock from the Plan?

A participant may withdraw from the Plan at any time by sending a written request to us at MGE Energy, Inc., MGE Energy Shareholder Services, Post Office Box 1231, Madison, WI 53701-1231.

When a participant requests to withdraw all of his or her common stock from the Plan, termination of participation in the Plan will be effective upon the issuance of a certificate or sale of his or her common stock. If a participant withdraws all of his or her common stock from the Plan and requests a certificate for the shares, a certificate for all of the whole shares credited to the participant's Plan account will be issued and a cash payment representing any fraction of a share will be mailed directly to the participant. The cash payment to each withdrawing participant will be based on the actual sale price when accumulated fractional sales of withdrawing participants are sold through the Plan.

If a request for withdrawal is received less than 30 days preceding a dividend date, the request may be held until dividend processing is complete.

Sales of whole shares and any fractional shares will be made directly by the independent agent. The sale price to participants of shares sold through the Plan will be the market price, including normal brokerage commissions, carried to four decimal places, of shares purchased by the agent. Sale proceeds will be mailed to the participant. We will charge a $10 administrative fee for each transaction involving sales of shares through the Plan, which fee will be deducted from the sale proceeds. We may waive the sale transaction fee, in our discretion, in connection with a complete Plan account termination. Sales of whole and fractional shares may be accumulated; sales transactions will, however, normally occur weekly and at least every 30 days. Participants will receive certificates for shares or cash for shares which are sold no later than 30 days after our receipt of the written notice of withdrawal W

We cannot guarantee that shares will be sold on any specific day or at any specific price.

27.   When may former participants rejoin the Plan?

Generally, a former participant may again become a participant at any time (see Question 8). However, we reserve the right to reject any enrollment form from a previous participant on grounds of excessive joining and termination. This reservation is intended to minimize unnecessary administrative expense and to encourage use of the Plan as a long-term investment service.

OTHER INFORMATION

28.   When and how may participants change their status concerning dividend reinvestment in the Plan?

Participants may change their status at any time by indicating a new designation on an enrollment form. However, if a participant's request to change is received less than 30 days preceding a dividend date, the dividend paid on the dividend date may, at our option, be processed under the participant's previous designation. All requests to change will be processed as promptly as possible.

29.   What happens if we issue a stock dividend or declare a stock split?

Any stock dividends or split shares distributed by us on common stock held in the Plan for a participant will be credited to the participant's Plan account. Stock dividends or split shares distributed on certificated shares registered in the name of a participant will be registered in the participant's name and may be issued in certificate form.

30.   How will participants' common stock be voted at meetings of shareholders?

The common stock credited to a participant's account may only be voted in accordance with the participant's instructions given on a proxy form, which will be furnished to all shareholders.

31.   What is our responsibility and the responsibility of the nominee under the Plan?

Neither we nor the independent agent, the nominee or any agents, in administering the Plan, will be liable for any act done in good faith, or for any omission to act in good faith, including, without limitation, any act giving rise to a claim of liability arising out of failure to terminate a participant's account upon a participant's death prior to the receipt of notice in writing of such death.

A participant should recognize that neither we nor the independent agent, the nominee or any agents can assure a profit or protect against a loss on the common stock purchased or sold under the Plan.

The foregoing does not affect a participant's right to bring a cause of action based on alleged violations of federal securities laws.

32.   What provision is made for shareholders whose dividends are subject to tax withholding?

In the case of participating shareholders whose dividends are subject to tax withholding, we will invest an amount equal to the cash dividend less the amount of tax required to be withheld. Only the net dividend will be applied by us to the purchase of common stock. Our quarterly statements for those participants will indicate the amount of tax withheld and the net dividend reinvested.

33.   Can the Plan be changed or discontinued?

We reserve the right to suspend, modify, or terminate the Plan at any time. Notice of any suspension, modification, or termination will be sent to all affected participants.

34.   Who interprets and regulates the Plan?

We reserve the right to interpret and regulate the Plan.

35.   Which law governs the Plan?

The Plan is governed by and construed in accordance with the laws of the State of Wisconsin.

FEDERAL INCOME TAX CONSEQUENCES

The federal income tax information in Questions 36 through 38 is provided only as a guide to noncorporate participants who hold shares of our common stock as a capital asset. You should consult with your own tax advisors for more specific information on rules regarding the tax consequences of the Plan under federal and state income tax laws and the tax basis of shares held under the Plan in special cases, such as death of a participant or a gift of Plan shares and for other tax consequences.

Because state income tax laws vary between states, information on state tax consequences is not discussed in this prospectus. You should consult with your own tax advisors regarding the tax consequences of Plan participation under the specific state income tax laws to which you are subject.

36.   What are the federal income tax consequences of participation in the Plan?

Participants in the Plan, in general, have the same federal income tax obligations with respect to dividends on their common stock as do shareholders who are not participants in the Plan. Cash dividends that a participant elects to have reinvested under the Plan will be treated for federal income tax purposes as having been received even though the participant does not actually receive cash but, instead, purchases common stock under the Plan. Generally, any dividends described above will be taxable to participants as ordinary dividend income to the extent of our current or accumulated earnings and profits for federal income tax purposes. Dividends paid in taxable years beginning on or before December 31, 2008 will be eligible for a reduced rate of federal income taxation for individuals (not exceeding 15%), provided that the dividend is paid with respect to shares held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, the individual is not obligated to make related payments with respect to substantially similar or related property (e.g., pursuant to a short sale of such shares), and certain other conditions are met. The amount of any dividends in excess of earnings and profits will reduce a participant's tax basis in the common stock with respect to which the dividend was received, and, to the extent in excess of basis, result in capital gain.

Participants in the Plan will not recognize any income for federal income tax purposes upon the purchase of shares of common stock with initial investments and optional cash payments. See Question 37 regarding the tax basis of those shares.

37.   What is the federal tax basis of shares of common stock acquired under the Plan?

In order to determine the tax basis of shares acquired under the Plan and for other tax consequences, you should consult with your tax advisor.

As a general rule, the tax basis of shares (or any fraction of a share) of common stock acquired under the Plan will be equal to the purchase price for those shares (or share), including any brokerage commissions.

The holding period for shares of common stock acquired under the Plan (or a fraction thereof) will begin on the day following the purchase date.

38.   What are the federal income tax consequences of a sale of common stock acquired under the Plan?

A participant will not realize any federal taxable income upon receipt of certificates for whole shares of common stock previously credited to the participant's account, whether upon request, withdrawal from the Plan, or our termination of the Plan. However, gain or loss generally will be realized when a participant sells or otherwise disposes of such shares and with respect to any cash payment by us for a fractional share. The gain or loss will be equal to the difference between the amount received for shares (or a fractional share) and the participant's tax basis therefor. If shares of common stock acquired under the Plan are held for more than one year, the gain or loss realized upon the sale thereof generally will be long-term capital gain or loss; if the shares are held for a shorter period, the gain or loss will be short-term capital gain or loss. The maximum federal income tax rate for individual taxpayers on adjusted net capital gain (that is, generally, the excess of the taxpayer's net long-term capital gain over the taxpayer's net short-term capital loss) is 15%.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $1 per share, of which 22,331,956 shares were issued and outstanding as of October 31, 2008.

The following summarizes certain provisions of our Amended and Restated Articles of Incorporation and the Wisconsin Business Corporation Law that relate to our common stock and certain relevant provisions of the Indenture of Mortgage and Deed of Trust dated as of January 1, 1946 between MGE and U.S. Bank, N.A. (successor to First Wisconsin Trust Company), as trustee, and indentures supplemental thereto (collectively, the "Bond Indenture"), and the Trust Indenture dated as of September 30, 2003 between MGE Power West Campus, LLC, and The Bank of New York Mellon Trust Company, N.A. (successor to Bank One Trust Company, N.A.), as trustee.

Voting Rights

Except as described below under "Limitation of Voting Rights of Substantial Shareholders," each share of our common stock entitles its holder to one vote in all elections of directors and any other matter submitted to a vote at a meeting of shareholders. Since our common stock does not have cumulative voting rights, the holders of more than 50% of the shares, if they choose to do so, can elect all of the directors.

All corporate action to be taken by our shareholders may be authorized by a majority of votes cast by holders entitled to vote at a duly authorized meeting, although:

- the affirmative vote of the holders of two-thirds of our outstanding stock is necessary to amend our Amended and Restated Articles of Incorporation and to approve various fundamental corporate changes, including a merger or share exchange or the sale of all or substantially all of our assets or the dissolution of our company; and

- the affirmative vote of the holders of 80% of our outstanding stock entitled to vote for the election of directors is required to amend the provisions of our Amended and Restated Bylaws relating to the removal of directors only for cause.

Limitation of Voting Rights of Substantial Shareholders

Article Eighth of our Amended and Restated Articles of Incorporation provides for limited voting rights by the record holders of our "voting stock" that is beneficially owned by a "Substantial Shareholder." These provisions may render more difficult or discourage (1) a merger involving our company, (2) an acquisition of our company, (3) the acquisition of control over our company by a Substantial Shareholder, and (4) the removal of incumbent management.

Under Article Eighth, a Substantial Shareholder (including the shareholders of record of its beneficially owned shares) is entitled to cast one vote per share (or another number of votes per share as may be specified in or pursuant to our Amended and Restated Articles of Incorporation) with respect to the shares of voting stock which would entitle the Substantial Shareholder to cast up to 10% of the total number of votes entitled to be cast in respect of all the outstanding shares of voting stock. With respect to shares of voting stock that would entitle the Substantial Shareholder to cast more than 10% of the total number of votes, however, the Substantial Shareholder is entitled to only one one-hundredth (1/100th) of the votes per share which it would otherwise be entitled to cast. In addition, in no event may a Substantial Shareholder exercise more than 15% of the total voting power of the holders of voting stock (after giving effect to the foregoing limitations).

If the shares of voting stock beneficially owned by a Substantial Shareholder are held of record by more than one person, the aggregate voting power of all holders of record, as limited by the provisions described above, will be allocated in proportion to the number of shares held. In addition, our Amended and Restated Articles of Incorporation provide that a majority of the voting power of all the outstanding shares of voting stock (after giving effect to the foregoing limitations on voting rights) constitutes a quorum at all meetings of shareholders.

For the purposes of Article Eighth:

"Voting stock" includes our common stock and, unless expressly exempted by our shareholders or our board of directors in connection with the authorization of a class or series of preferred or preference stock, any class or series of preferred or preference stock then outstanding entitling its holder to vote on any matter with respect to which a determination is being made pursuant to Article Eighth. Our Amended and Restated Articles of Incorporation do not presently authorize any class of stock other than common stock.

"Substantial Shareholder" includes any person or entity (other than us, any of our subsidiaries, our and our subsidiaries' employee benefit plans and the trustees thereof), or any group formed for the purpose of acquiring, holding, voting, or disposing of shares of voting stock, that is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock. For purposes of our Amended and Restated Articles of Incorporation, a person is deemed to be a "beneficial owner" of any shares of voting stock which that person (or any of its affiliates or associates) beneficially owns, directly or indirectly, or has the right to acquire or to vote, or which are beneficially owned, directly or indirectly, by any other person with which that person (or any of its affiliates or associates) has an agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock.

The following is an example of how the votes available to a Substantial Shareholder would be limited by Article Eighth. The example assumes we have a Substantial Shareholder who holds 600 of 1,000 outstanding shares of voting stock. In the absence of the provision, the Substantial Shareholder would be entitled to cast 600 out of 1,000 votes, or 60%–*i.e.*, one vote for each share held. Under the provision, the Substantial Shareholder would be limited to 70 out of 470 votes, or just under 15%. The provision restricts the votes available to the Substantial Shareholder in two ways–it limits the votes available for shares representing more than 10% of the outstanding voting stock and further limits the vote so calculated to no more than 15% of the total voting power of the holders of voting stock. Under the first limit, the Substantial Shareholder would have 105 votes–one vote for each share up to 10% of the outstanding voting stock (100 shares representing 100 votes) and one-one hundredth vote for each additional share (500 shares representing 5 votes). The second limit would further restrict the votes available since, prior to any further adjustment, the Substantial Shareholder would be entitled to cast 21% of the total voting power–*i.e.*, 105 votes out of a total of 505 votes then entitled to be cast (that is, 105 votes by the Substantial Shareholder and 400 votes by all other shareholders). The second limit reduces those votes until the percentage does not exceed 15%–*i.e.*, 70 votes out of a total of 470 entitled to be cast by all shareholders (that is, 70 votes by the Substantial Shareholder and 400 votes by all other shareholders).

Accordingly, beneficial owners of more than 10% of the outstanding shares of our voting stock will be unable to exercise voting rights proportionate to their equity interests.

Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin control share statute, limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors to 10% of the full voting power of those excess shares. In other words, a person holding 500 shares of a corporation subject to Section 180.1150 of the Wisconsin Business Corporation Law with 1,000 shares outstanding would be limited to 230 votes (that is, 200 votes (20% of the total voting power) plus 30 votes (10% of the excess 300 shares)) on any matter subjected to a shareholder vote. Full voting power may be restored if a majority of the voting power shares represented at a meeting are voted in favor of a restoration of full voting power. This provision may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock.

Possible Anti-Takeover Effects of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and Wisconsin State Law

Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws providing for a classified board of directors, limiting the rights of shareholders to remove directors, reducing the voting power of persons holding 10% or more of our common stock, requiring a two-thirds vote with respect to an amendment of the Articles and various fundamental corporate changes and permitting us to issue additional shares of common stock without further shareholder approval except as required under rules of the Nasdaq National Market could have the effect, among others, of discouraging takeover proposals for our company or impeding a business combination between us and a major shareholder.

The Wisconsin Holding Company Act provides that no person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a holding company, such as our company, unless the Public Service Commission of Wisconsin (PSCW) determines that such action is in the best interest of utility consumers, investors and the public.

Dividend Rights

Holders of our common stock are entitled to receive dividends on their shares when, as and if declared by our board of directors out of funds legally available for distribution. As a practical matter, our ability to pay dividends on our common stock will be determined by the ability of our operating subsidiaries, principally MGE, to pay dividends to us.

Dividend payments by MGE to us are subject to restrictions arising under a PSCW rate order and, to a lesser degree, MGE's first mortgage bonds. The PSCW order limits the amount of dividends that MGE may pay us when its common equity ratio, calculated in the manner used in the rate proceeding, is less than 55%. Under those circumstances, MGE may not pay dividends in excess of $26.1 million plus dividends on shares issued in excess of the shares issued in the rate proceeding forecast if the proceeds are invested in MGE. MGE's common equity ratio at December 31, 2007, is estimated to have been 53.1% as determined under the calculation used in the rate proceeding. The rate proceeding calculation includes as indebtedness imputed amounts for MGE's outstanding purchase power capacity payments and other PSCW adjustments but excludes the indebtedness associated with our subsidiary, MGE Power West Campus LLC, which is consolidated into MGE's financial statements in accordance with FIN No. 46-R.

In addition, MGE has covenanted with the holders of its first mortgage bonds not to declare or pay any dividend or make any other distribution on or purchase any shares of its common stock unless, after giving effect thereto, the aggregate amount of all such dividends and distributions and all amounts applied to such purchases, after December 31, 1945, shall not exceed the earned surplus (retained earnings) accumulated subsequent to December 31, 1945. As of December 31, 2007, approximately $186.0 million was available for the payment of dividends under this covenant. As of December 31, 2007, there was one series of first mortgage bonds outstanding under the Bond Indenture, representing indebtedness in the amount of $1.2 million.

Our subsidiary, MGE Power West Campus, LLC, has covenanted with the holders of its 5.68% senior secured notes due September 25, 2033 and its 5.19% senior secured notes due September 25, 2033 not to declare or make distributions to us in the event that, both before and after giving effect to such distribution, its total debt to total capitalization would exceed .65 to 1.00 or its projected debt service coverage ratio for the following four fiscal quarters would be less than 1.25 to 1.00. Projected debt service coverage considers the projected revenues available for debt service, after deducting expenses other than debt service, in relation to projected debt service on indebtedness.

Liquidation Rights

In the event we liquidate or dissolve, holders of our then outstanding common stock are entitled to receive ratably all of our assets remaining after all of our liabilities have been paid. In addition, because our operations are currently conducted primarily through MGE, the rights of the holders of our common stock to participate in the distribution of assets of MGE upon the liquidation or reorganization of that subsidiary or otherwise will be subject to the prior claims of any holders of preferred stock of MGE. Currently, there is no outstanding preferred stock of MGE.

Preemptive and Subscription Rights

Holders of our common stock, solely by virtue of their holdings, do not have any preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Liability to Further Calls or to Assessment

All of our outstanding shares of common stock have been fully paid and are nonassessable.

Miscellaneous

We reserve the right to increase, decrease, or reclassify our authorized capital stock and to amend or repeal any provisions in our Amended and Restated Articles of Incorporation or in any amendment thereto in the manner now or hereafter prescribed by law, subject to the limitations in our Amended and Restated Articles of Incorporation. All rights conferred on the holders of our common stock in our Amended and Restated Articles of Incorporation or any amendment thereto are subject to this reservation. Our common stock does not have any conversion rights.

COMMON STOCK DIVIDENDS AND MARKET

We have paid quarterly dividends on our common stock since the share exchange in which we became the parent holding company of MGE.

Our practice of paying dividends quarterly (in March, June, September, and December), the time of payment, and the amount of future dividends are necessarily dependent upon our earnings, financial requirements, and other factors.

Our common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "MGEE."

LEGAL MATTERS

Legal matters with respect to the common stock offered by this prospectus will be passed upon for us by Stafford Rosenbaum LLP, Madison, Wisconsin.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We and our wholly owned subsidiary, MGE, file annual, quarterly and special reports and other information with the SEC. These filings are publicly available over the Internet on the SEC's Web site at www.sec.gov. You may read and copy such material at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of such material at prescribed rates from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we and MGE have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the common stock registered hereby has been issued:

- our annual report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 26, 2008;

- our quarterly reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, which were filed with the SEC on May 7, 2008, August 7, 2008 and November 5, 2008, respectively; and

- our current reports on Form 8-K dated:

    -- January 18, 2008, which was filed with the SEC on January 23, 2008;

    -- March 12, 2008, which was filed with the SEC on March 18, 2008;

    -- May 7, 2008, which was filed with the SEC on May 8, 2008;

    -- August 15, 2008, which was filed with the SEC on August 15, 2008;

    -- August 29, 2008, which was filed with the SEC on September 5, 2008; and

    -- September 19, 2008, which was filed with the SEC on September 24, 2008.

Our website is www.mgeenergy.com. Information contained on our website is not incorporated herein except to the extent specifically so indicated. We make available, free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, you may request a copy of these filings at no cost, by writing, calling or e-mailing us at the following address:

MGE Energy, Inc.
Post Office Box 1231
Madison, Wisconsin 53701-1231
Attention: MGE Energy Shareholder Services
Telephone: (800) 356-6423
E-mail: investor@mgeenergy.com

Prospectus



MGE ENERGY, INC.

Common Stock $1 Par Value

—————————————

We intend to offer from time to time, at prices and on terms to be determined at or prior to the time of sale, shares of our common stock, par value $1 per share. This prospectus provides you with a general description of our common stock. We will provide specific information about the offering in supplements to this prospectus. You should read both this prospectus and the related prospectus supplements carefully before you invest.

Our common stock is quoted on the Nasdaq National Market under the symbol "MGEE."

Investing in shares of our common stock involves risks. See "Risk Factors" on page 4 of this prospectus.

—————————————

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

—————————————

We may offer and sell our common stock through one or more underwriters or agents. We will set forth in the related prospectus supplement the name of the underwriters or agents, the discount or commission received by them from us as compensation, our other expenses for the offering and sale of our common stock, and the net proceeds we receive from the sale. See "Plan of Distribution."

The date of this prospectus is November 7, 2008.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. Under this shelf registration process, we may, from time to time, sell shares of our common stock in one or more offerings. This prospectus provides you with a general description of our common stock. Each time we sell shares of common stock, we will describe in a supplement to this prospectus the specific terms of that offering. The applicable prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. Before you invest in our common stock, you should carefully read the registration statement and exhibits thereto, this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in this prospectus under "Where You Can Find More Information."

We are not offering the common stock in any state where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to "MGE Energy," "we," "our" and "us" refer to MGE Energy, Inc., and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We and our wholly owned subsidiary, MGE, file annual, quarterly and special reports and other information with the SEC. These filings are publicly available over the Internet on the SEC's Web site at www.sec.gov. You may read and copy such material at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of such material at prescribed rates from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we and MGE have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the common stock registered hereby has been issued:

- our annual report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 26, 2008;

- our quarterly reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, which were filed with the SEC on May 7, 2008, August 7, 2008 and November 5, 2008, respectively; and

- our current reports on Form 8-K dated:

    -- January 18, 2008, which was filed with the SEC on January 23, 2008;

    -- March 12, 2008, which was filed with the SEC on March 18, 2008;

    -- May 7, 2008, which was filed with the SEC on May 8, 2008;

    -- August 15, 2008, which was filed with the SEC on August 15, 2008;

    -- August 29, 2008, which was filed with the SEC on September 5, 2008; and

    -- September 19, 2008, which was filed with the SEC on September 24, 2008.

Our website is www.mgeenergy.com. Information contained on our website is not incorporated herein except to the extent specifically so indicated. We make available, free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, you may request a copy of these filings at no cost, by writing, calling or e-mailing us at the following address:

MGE Energy, Inc.
Post Office Box 1231
Madison, Wisconsin 53701-1231
Attention: MGE Energy Shareholder Services
Telephone: (800) 356-6423
E-mail: investor@mgeenergy.com

You should rely only on the information contained or incorporated by reference in this prospectus and the related prospectus supplement. We have not authorized anyone else to provide you with different information.

MGE ENERGY, INC.

MGE Energy, Inc., a Wisconsin corporation incorporated in 2001, is the parent holding company of Madison Gas and Electric Company (MGE), a regulated public utility, as well as of nonregulated subsidiaries.

MGE is a Wisconsin public utility that generates and distributes electricity to nearly 136,000 customers throughout 250 square miles of Dane County, Wisconsin. MGE also purchases, transports and distributes natural gas to nearly 140,000 customers in 1,350 square miles of service territory in seven counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon. MGE has served the Madison area since 1896.

Our subsidiary MGE Power, LLC, has been formed to develop, acquire and own real estate and electric generating facilities. Together with the University of Wisconsin-Madison, MGE Power West Campus, LLC, a subsidiary of MGE Power, LLC, developed and built a natural gas-fired cogeneration plant to help meet the future needs of the University and MGE customers. The facility produces steam heat and chilled water air conditioning for the University and approximately 150 MW of electricity to meet demand in the Madison area. MGE Power Elm Road, LLC, a subsidiary of MGE Power, LLC, owns an undivided 8.33% ownership interest in each of two 615 MW coal-fired generating units being constructed in Oak Creek, Wisconsin. We will receive a total of 100 MW from the units – 50 MW from each unit.

Our other nonregulated subsidiaries include: MGE Construct LLC, which provides construction services for generating facilities; MGE Transco Investment LLC, which holds our investment interest in the American Transmission Company LLC; Central Wisconsin Development Corporation, which provides property-related services and financing to promote development in the MGE service area; and MAGAEL, LLC, which holds title to properties acquired for future utility plant expansion and nonutility property.

Our principal executive offices are located at 133 South Blair Street, Madison, Wisconsin 53703-1231, and our telephone number is (608) 252-7000. We also have a Web site located at www.mgeenergy.com.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the information under the heading "Risk Factors" in:

- any prospectus supplement relating to any common stock we are offering;

- our annual report on Form 10-K most recently filed with the SEC, which is incorporated by reference into this prospectus;

- our quarterly reports on Form 10-Q filed with the SEC after that annual report on Form 10-K, which are incorporated by reference into this prospectus; and

- any documents we file with the SEC after the date of this prospectus and which are deemed incorporated by reference into this prospectus.

USE OF PROCEEDS

Unless we indicate otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of the common stock for general corporate purposes, including, among others:

- repayment of short-term debt;

- repurchase, retirement or refinancing of other securities;

- future acquisitions; and

- investments in subsidiaries.

We will describe in the related prospectus supplement any specific allocation of the proceeds to a particular purpose that we have made at the date of that prospectus supplement. We will temporarily invest any net proceeds that we do not immediately use in marketable securities.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $1 per share, of which 22,331,956 shares were issued and outstanding as of October 31, 2008.

The following summarizes certain provisions of our Amended and Restated Articles of Incorporation and the Wisconsin Business Corporation Law that relate to our common stock and certain relevant provisions of the Indenture of Mortgage and Deed of Trust dated as of January 1, 1946 between MGE and U.S. Bank, N.A. (successor to First Wisconsin Trust Company), as trustee, and indentures supplemental thereto (collectively, the "Bond Indenture"), and the Trust Indenture dated as of September 30, 2003 between MGE Power West Campus, LLC, and The Bank of New York Mellon Trust Company, N.A. (successor to Bank One Trust Company, N.A.), as trustee.

Voting Rights

Except as described below under "Limitation of Voting Rights of Substantial Shareholders," each share of our common stock entitles its holder to one vote in all elections of directors and any other matter submitted to a vote at a meeting of shareholders. Since our common stock does not have cumulative voting rights, the holders of more than 50% of the shares, if they choose to do so, can elect all of the directors.

All corporate action to be taken by our shareholders may be authorized by a majority of votes cast by holders entitled to vote at a duly authorized meeting, although:

- the affirmative vote of the holders of two-thirds of our outstanding stock is necessary to amend our Amended and Restated Articles of Incorporation and to approve various fundamental corporate changes, including a merger or share exchange or the sale of all or substantially all of our assets or the dissolution of our company; and

- the affirmative vote of the holders of 80% of our outstanding stock entitled to vote for the election of directors is required to amend the provisions of our Amended and Restated Bylaws relating to the removal of directors only for cause.

Limitation of Voting Rights of Substantial Shareholders

Article Eighth of our Amended and Restated Articles of Incorporation provides for limited voting rights by the record holders of our "voting stock" that is beneficially owned by a "Substantial Shareholder." These provisions may render more difficult or discourage (1) a merger involving our company, (2) an acquisition of our company, (3) the acquisition of control over our company by a Substantial Shareholder, and (4) the removal of incumbent management.

Under Article Eighth, a Substantial Shareholder (including the shareholders of record of its beneficially owned shares) is entitled to cast one vote per share (or another number of votes per share as may be specified in or pursuant to our Amended and Restated Articles of Incorporation) with respect to the shares of voting stock which would entitle the Substantial Shareholder to cast up to 10% of the total number of votes entitled to be cast in respect of all the outstanding shares of voting stock. With respect to shares of voting stock that would entitle the Substantial Shareholder to cast more than 10% of the total number of votes, however, the Substantial Shareholder is entitled to only one one-hundredth (1/100th) of the votes per share which it would otherwise be entitled to cast. In addition, in no event may a Substantial Shareholder exercise more than 15% of the total voting power of the holders of voting stock (after giving effect to the foregoing limitations).

If the shares of voting stock beneficially owned by a Substantial Shareholder are held of record by more than one person, the aggregate voting power of all holders of record, as limited by the provisions described above, will be allocated in proportion to the number of shares held. In addition, our Amended and Restated Articles of Incorporation provide that a majority of the voting power of all the outstanding shares of voting stock (after giving effect to the foregoing limitations on voting rights) constitutes a quorum at all meetings of shareholders.

For the purposes of Article Eighth:

"Voting stock" includes our common stock and, unless expressly exempted by our shareholders or our board of directors in connection with the authorization of a class or series of preferred or preference stock, any class or series of preferred or preference stock then outstanding entitling its holder to vote on any matter with respect to which a determination is being made pursuant to Article Eighth. Our Amended and Restated Articles of Incorporation do not presently authorize any class of stock other than common stock.

"Substantial Shareholder" includes any person or entity (other than us, any of our subsidiaries, our and our subsidiaries' employee benefit plans and the trustees thereof), or any group formed for the purpose of acquiring, holding, voting, or disposing of shares of voting stock, that is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock. For purposes of our Amended and Restated Articles of Incorporation, a person is deemed to be a "beneficial owner" of any shares of voting stock which that person (or any of its affiliates or associates) beneficially owns, directly or indirectly, or has the right to acquire or to vote, or which are beneficially owned, directly or indirectly, by any other person with which that person (or any of its affiliates or associates) has an agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock.

The following is an example of how the votes available to a Substantial Shareholder would be limited by Article Eighth. The example assumes we have a Substantial Shareholder who holds 600 of 1,000 outstanding shares of voting stock. In the absence of the provision, the Substantial Shareholder would be entitled to cast 600 out of 1,000 votes, or 60%–*i.e.*, one vote for each share held. Under the provision, the Substantial Shareholder would be limited to 70 out of 470 votes, or just under 15%. The provision restricts the votes available to the Substantial Shareholder in two ways–it limits the votes available for shares representing more than 10% of the outstanding voting stock and further limits the vote so calculated to no more than 15% of the total voting power of the holders of voting stock. Under the first limit, the Substantial Shareholder would have 105 votes–one vote for each share up to 10% of the outstanding voting stock (100 shares representing 100 votes) and one-one hundredth vote for each additional share (500 shares representing 5 votes). The second limit would further restrict the votes available since, prior to any further adjustment, the Substantial Shareholder would be entitled to cast 21% of the total voting power–*i.e.*, 105 votes out of a total of 505 votes then entitled to be cast (that is, 105 votes by the Substantial Shareholder and 400 votes by all other shareholders). The second limit reduces those votes until the percentage does not exceed 15%–*i.e.*, 70 votes out of a total of 470 entitled to be cast by all shareholders (that is, 70 votes by the Substantial Shareholder and 400 votes by all other shareholders).

Accordingly, beneficial owners of more than 10% of the outstanding shares of our voting stock will be unable to exercise voting rights proportionate to their equity interests.

Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin control share statute, limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors to 10% of the full voting power of those excess shares. In other words, a person holding 500 shares of a corporation subject to Section 180.1150 of the Wisconsin Business Corporation Law with 1,000 shares outstanding would be limited to 230 votes (that is, 200 votes (20% of the total voting power) plus 30 votes (10% of the excess 300 shares)) on any matter subjected to a shareholder vote. Full voting power may be restored if a majority of the voting power shares represented at a meeting are voted in favor of a restoration of full voting power. This provision may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock.

Possible Anti-Takeover Effects of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and Wisconsin State Law

Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws providing for a classified board of directors, limiting the rights of shareholders to remove directors, reducing the voting power of persons holding 10% or more of our common stock, requiring a two-thirds vote with respect to an amendment of the Articles and various fundamental corporate changes and permitting us to issue additional shares of common stock without further shareholder approval except as required under rules of the Nasdaq National Market could have the effect, among others, of discouraging takeover proposals for our company or impeding a business combination between us and a major shareholder.

The Wisconsin Holding Company Act provides that no person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a holding company, such as our company, unless the Public Service Commission of Wisconsin (PSCW) determines that such action is in the best interest of utility consumers, investors and the public.

Dividend Rights

Holders of our common stock are entitled to receive dividends on their shares when, as and if declared by our board of directors out of funds legally available for distribution. As a practical matter, our ability to pay dividends on our common stock will be determined by the ability of our operating subsidiaries, principally MGE, to pay dividends to us.

Dividend payments by MGE to us are subject to restrictions arising under a PSCW rate order and, to a lesser degree, MGE's first mortgage bonds. The PSCW order limits the amount of dividends that MGE may pay us when its common equity ratio, calculated in the manner used in the rate proceeding, is less than 55%. Under those circumstances, MGE may not pay dividends in excess of $26.1 million plus dividends on shares issued in excess of the shares issued in the rate proceeding forecast if the proceeds are invested in MGE. MGE's common equity ratio at December 31, 2007, is estimated to have been 53.1% as determined under the calculation used in the rate proceeding. The rate proceeding calculation includes as indebtedness imputed amounts for MGE's outstanding purchase power capacity payments and other PSCW adjustments but excludes the indebtedness associated with our subsidiary, MGE Power West Campus LLC, which is consolidated into MGE's financial statements in accordance with FIN No. 46-R.

In addition, MGE has covenanted with the holders of its first mortgage bonds not to declare or pay any dividend or make any other distribution on or purchase any shares of its common stock unless, after giving effect thereto, the aggregate amount of all such dividends and distributions and all amounts applied to such purchases, after December 31, 1945, shall not exceed the earned surplus (retained earnings) accumulated subsequent to December 31, 1945. As of December 31, 2007, approximately $186.0 million was available for the payment of dividends under this covenant. As of December 31, 2007, there was one series of first mortgage bonds outstanding under the Bond Indenture, representing indebtedness in the amount of $1.2 million.

Our subsidiary, MGE Power West Campus, LLC, has covenanted with the holders of its 5.68% senior secured notes due September 25, 2033 and its 5.19% senior secured notes due September 25, 2033 not to declare or make distributions to us in the event that, both before and after giving effect to such distribution, its total debt to total capitalization would exceed .65 to 1.00 or its projected debt service coverage ratio for the following four fiscal quarters would be less than 1.25 to 1.00. Projected debt service coverage considers the projected revenues available for debt service, after deducting expenses other than debt service, in relation to projected debt service on indebtedness.

Liquidation Rights

In the event we liquidate or dissolve, holders of our then outstanding common stock are entitled to receive ratably all of our assets remaining after all of our liabilities have been paid. In addition, because our operations are currently conducted primarily through MGE, the rights of the holders of our common stock to participate in the distribution of assets of MGE upon the liquidation or reorganization of that subsidiary or otherwise will be subject to the prior claims of any holders of preferred stock of MGE. Currently, there is no outstanding preferred stock of MGE.

Preemptive and Subscription Rights

Holders of our common stock, solely by virtue of their holdings, do not have any preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Liability to Further Calls or to Assessment

All of our outstanding shares of common stock have been fully paid and are nonassessable.

Miscellaneous

We reserve the right to increase, decrease, or reclassify our authorized capital stock and to amend or repeal any provisions in our Amended and Restated Articles of Incorporation or in any amendment thereto in the manner now or hereafter prescribed by law, subject to the limitations in our Amended and Restated Articles of Incorporation. All rights conferred on the holders of our common stock in our Amended and Restated Articles of Incorporation or any amendment thereto are subject to this reservation. Our common stock does not have any conversion rights.

COMMON STOCK DIVIDENDS AND MARKET

We have paid quarterly dividends on our common stock since the share exchange in which we became the parent holding company of MGE.

Our practice of paying dividends quarterly (in March, June, September, and December), the time of payment, and the amount of future dividends are necessarily dependent upon our earnings, financial requirements, and other factors.

Our common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "MGEE."

PLAN OF DISTRIBUTION

We may sell shares of our common stock, in or outside of the United States:

- through underwriters or dealers;
- through agents;
- directly to purchasers; or
- through a combination of these methods.

The applicable prospectus supplement will contain specific information relating to the terms of the offering, including the name or names of any underwriters or agents, the purchase price of the common stock, our net proceeds from the sale of the common stock, any underwriting discounts and other items constituting underwriters' compensation, and the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the shares of common stock will be acquired by the underwriters for their own account. Underwriters may offer the common stock directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the shares of common stock to the dealers as principals. The dealers may then resell the common stock to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the shares of common stock directly to the public, without the use of underwriters, dealers or agents. We may also sell the common stock through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

General Information

Underwriters, dealers and agents that participate in the distribution of the common stock may be deemed underwriters as defined in the Securities Act of 1933, and any discounts or commissions we pay to them and any profit made by them on the resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

LEGAL MATTERS

Legal matters with respect to the common stock offered by this prospectus will be passed upon for us by Stafford Rosenbaum LLP, Madison, Wisconsin.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities, other than underwriting discounts and agency fees or commissions, are estimated as follows:

SEC registration fee... ....$	2,102.75*
Nasdaq National Market listing fees..	15,000.00
Accounting fees and expenses..	100,000.00
Printing expenses.......	50,000.00
Legal fees and expenses	150,000.00
Miscellaneous...........	7,897.25
Total.................. .... $	325,000.00

* Being paid in connection with the initial filing of this registration statement. The payment of any additional filing fee is deferred pursuant to Rules 456(b) and 457(r).

Item 15. Indemnification of Directors and Officers.

Pursuant to the provisions of the Wisconsin Business Corporation Law and Article IX of the Registrant's By-Laws, directors and officers of the Registrant are entitled to mandatory indemnification from the Registrant against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding; and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders, or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined above.

Directors and officers of the Registrant are insured, at the expense of the Registrant, against certain liabilities which might arise out of their employment and which might not be indemnified or indemnifiable under the By-Laws. The primary coverage is provided by a Directors and Officers Liability Insurance Policy in customary form having a one-year term. The coverage also applies to directors and officers of subsidiaries of the Registrant. No deductibles or retentions apply to individual directors or officers.

Item 16. Exhibits.

Exhibit No.   Description

  1.1*   Form of Underwriting Agreement for Common Stock.

  1.2*   Form of Distribution Agreement for Common Stock.

  4.1   Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-4, File No. 333-72694).

  4.2   Amended and Restated By-Laws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, File No. 333-72694).

  5.1   Opinion of Stafford Rosenbaum LLP.

  23.1   Consent of PricewaterhouseCoopers LLP.

  23.2   Consent of Stafford Rosenbaum LLP (included in Exhibit 5.1).

  24.1   Power of Attorney.

*   To be filed by amendment or pursuant to a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, if applicable.

Item 17. Undertakings.

    (a)   The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)　　To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)　　That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)　　(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)　　Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)　　That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)　　Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)　　Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)　　The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)　　Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on this 5th day of November, 2008.

MGE ENERGY, INC.

By: /s/ Gary J. Wolter *
Name: Gary J. Wolter
Title: *Chairman, President and Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below constitutes and appoints Gary J. Wolter, Terry A. Hanson and Jeffrey C. Newman, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all post-effective amendments to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying all that such attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	**Title**	**Date**
/s/ Gary J. Wolter * Gary J. Wolter	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	November 5, 2008
/s/ Terry A. Hanson * Terry A. Hanson	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 5, 2008
/s/ Richard E. Blaney * Richard E. Blaney	Director	November 5, 2008
/s/ Londa J. Dewey * Londa J. Dewey	Director	November 5, 2008
/s/ F. Curtis Hastings * F. Curtis Hastings	Director	November 5, 2008
/s/ Regina M. Millner * Regina M. Millner	Director	November 5, 2008
/s/ Frederic E. Mohs * Frederic E. Mohs	Director	November 5, 2008
/s/ John R. Nevin * John R. Nevin	Director	November 5, 2008
/s/ H. Lee Swanson * H. Lee Swanson	Director	November 5, 2008

* By: /s/ Jeffrey C. Newman   November 5, 2008
        Jeffrey C. Newman
        Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement for Common Stock.
1.2*	Form of Distribution Agreement for Common Stock.
4.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-4, File No. 333-72694).
4.2	Amended and Restated By-Laws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, File No. 333-72694).
5.1	Opinion of Stafford Rosenbaum LLP.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Stafford Rosenbaum LLP (included in Exhibit 5.1).
24.1	Power of Attorney.

*To be filed by amendment or pursuant to a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, if applicable.

Exhibit 5.1
Opinion and Consent of Stafford Rosenbaum LLP

[Stafford Rosenbaum logo]

STAFFORD ROSENBAUM LLP	3 South Pinckney Street P.O. Box 1784 Madison, Wisconsin 53701-1784	Sun Prairie Office 900 Windsor Street Sun Prairie, Wisconsin 53590
ATTORNEYS	608.256.0226 Fax 608.259.2600 www.staffordlaw.com	608.837.7616 Fax 608.837.3311

Member of the worldwide Network of Leading Law Firms

November 7, 2008

MGE Energy, Inc.
133 South Blair Street
Madison, Wisconsin 53703

Ladies and Gentlemen:

We refer to the filing of a Registration Statement on Form S-3 (the "Registration Statement") by MGE Energy, Inc. ("Company") with the Securities and Exchange Commission ("Commission") under the Securities Act of 1933, as amended ("Act") relating to the offer and sale of a presently indeterminate number of shares of common stock, par value $1 per share, of the Company ("Common Stock") which may be sold in underwritten public offerings or purchased under the Company's Direct Stock Purchase and Dividend Reinvestment Plan (the "Plan").

We are also familiar with the Amended and Restated Articles of Incorporation and the Amended and Restated By-Laws of the Company and all amendments thereto and resolutions of the Board of Directors of the Company relating to the Plan and the Registration Statement.

In this connection, we have examined or caused to be examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of all such records of the Company and others as we have deemed necessary or appropriate as a basis for the opinions set forth herein. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such latter documents. As to any facts material to the opinion expressed herein which were not independently established or verified by us, we have relied upon statements and representations of certain officers and other representatives of the Company and others.

Based upon the foregoing, we are of the opinion that:

1. The Company is validly existing under the laws of the State of Wisconsin.

2. After appropriate authorization by the Company's Board of Directors, or a duly authorized committee thereof, of the issue and sale of shares of Common Stock (but which issuance, when combined with previous issuances of Common Stock by the Company, shall not result in the Company having issued more than 50 million shares of Common Stock), upon issuance and sale of the shares as described in the Registration Statement and receipt by the Company of full payment therefor in accordance with the corporate authorization (but not less than the par value), such shares will be validly issued, fully paid and non-assessable.

3. If the Company legally and validly reacquires issued and outstanding shares of Common Stock and thereafter, pursuant to the authorization by the Company's Board of Directors or a duly authorized committee thereof, resells such shares, upon receipt by the Company of full payment therefor in accordance with the corporate authorization (but not less than the par value), such shares will be validly issued, fully paid and non-assessable.

We do not find it necessary for the purposes of such opinions to cover, and accordingly we express no opinion as to the application of the securities or blue sky laws of, the various states to the sale of shares of securities.

Such opinions are limited to the laws of the State of Wisconsin and the General Corporation Law of the State of Wisconsin. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinions expressed above, including any changes in applicable law which may hereafter occur. We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Very truly yours,

STAFFORD ROSENBAUM LLP

/s/ Stafford Rosenbaum LLP
Stafford Rosenbaum LLP

Exhibit 23.1
Consent of Pricewaterhouse Coopers LLP

[PricewaterhouseCoopers LLP logo]

PricewaterhouseCoopers LLP
One North Wacker
Chicago, IL 60606
Telephone (312) 298 3000
Facsimile (312) 298 2001

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 26, 2008 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in MGE Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007. We also consent to the reference to us under the headings "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

November 7, 2008

Exhibit 24.1
Power of Attorney

Each person whose signature appears below hereby constitutes and appoints Gary J. Wolter, Terry A. Hanson and Jeffrey C. Newman, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a Registration Statement on Form S-3 relating to the shelf-registration of an indeterminate number and amount of the securities of MGE Energy, Inc., and any post-effective amendments to such Registration Statement (including any post-effective amendments to add additional classes of securities to be registered), under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying all that such attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Gary J. Wolter Gary J. Wolter	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	October 17, 2008
/s/ Terry A. Hanson Terry A. Hanson	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 17, 2008
/s/ Richard E. Blaney Richard E. Blaney	Director	October 17, 2008
/s/ Londa J. Dewey Londa J. Dewey	Director	October 17, 2008
/s/ F. Curtis Hastings F. Curtis Hastings	Director	October 17, 2008
/s/ Regina M. Millner Regina M. Millner	Director	October 17, 2008
/s/ Frederic E. Mohs Frederic E. Mohs	Director	October 17, 2008
/s/ John R. Nevin John R. Nevin	Director	October 17, 2008
/s/ H. Lee Swanson H. Lee Swanson	Director	October 17, 2008